
05009031

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 435 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 23 MAY 2005

11. Date company informed

25 MAY 2005

12. Total holding following this notification

186,834,335 ORDINARY SHARES

31,387,409 AMERICAN DESPOSITARY RECEIPTS (representing 125,549,636 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

9.73%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

25 MAY 2005

BAE SYSTEMS plc

Copies of the following documents:

Ordinary resolution relating to the acquisition of United Defense Industries, Inc.; and

Ordinary resolution varying the Company's borrowing powers,

being resolutions passed by the Company at its EG0M on 13 May 2005, have been submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7676 1000

16 May 2005

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE SYSTEMS plc

(passed on 13th day of May 2005)

At an EXTRAORDINARY GENERAL MEETING of the above-named Company duly convened and held at ExCel London, One Western Gateway, Royal Victoria Dock, London E16 on Friday 13th May 2005, the following RESOLUTION was passed:-

THAT:

the proposed acquisition of United Defense Industries, Inc. pursuant to the Merger Agreement (as defined in the circular to shareholders of the Company dated 27 April 2005 (the "Circular")) and the associated and ancillary arrangements contemplated by the Merger Agreement and/or described in the Circular be and are hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to take all such steps as may be necessary or appropriate in relation thereto and to implement the same with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments which are of a material nature) as the directors or any such committee may deem necessary, expedient or appropriate.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE SYSTEMS plc

(passed on 13th day of May 2005)

At an EXTRAORDINARY GENERAL MEETING of the above-named Company duly convened and held at ExCel London, One Western Gateway, Royal Victoria Dock, London E16 on Friday 13th May 2005, the following RESOLUTION was passed:-

THAT:

(i) pursuant to Article 104(B)(1), sanction be and is hereby given to the directors of the Company at any time and from time to time to procure or permit the aggregate amount for the time being remaining outstanding of all money borrowed by the Group (as defined in Article 104(B)(1)) and for the time being owing, subject as provided in Article 104, to persons other than the Company and its wholly-owned subsidiaries to exceed the limit set out in that Article provided that such aggregate amount outstanding and owing shall not exceed one and a half times the Adjusted Capital and Total Reserves (as defined in paragraph (ii) of this resolution);

(ii) in this resolution:

(a) "Adjusted Capital and Total Reserves" means at any material time a sum equal to the aggregate of:

(i) the Adjusted Capital and Reserves (as defined in Article 104(B)(2)); and

(ii) the sums (if any) deducted in the calculation thereof pursuant to Articles 104(B)(2)(vii);

provided that Article 104(B)(2) shall be construed as if it contained the following additional provision after Article 104(B)(2)(vii):

"(viii) excluding post-employment assets and liabilities as calculated in accordance with International Accounting Standard ("IAS") 19-Employee Benefits, as from time to time amended, and any standards, principles, practices or rules that may from time to time, directly or indirectly, supplement or replace this standard or any part of it, and

(ix) excluding amounts recognised in accordance with IAS 32-Financial Instruments: Disclosure and Presentation

("IAS 32") and IAS 39-Financial Instruments: Recognition and Measurement ("IAS" 39) (as from time to time amended, and any standards, principles, practices or rules that may from time to time, directly or indirectly, supplement or replace any of these standards or any part of them) and including the relevant amounts that would have been recognised had the accounts been prepared in accordance with the relevant accounting standards applicable to the Company's accounts for the year ended 31 December 2004 under the United Kingdom generally accepted accounting principles in so far as they relate to the matters dealt with by IAS 32 and IAS 39 (as so amended, supplemented or replaced from time to time)."

(b) references to Articles are to Articles of the Articles of Association of the Company; and

(iii) this Resolution shall be construed as if it formed part of Article 104 of the Articles.